UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CTI GROUP (HOLDINGS) INC.

(Name of Subject Company)

CTI GROUP (HOLDINGS) INC.

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

126431 10 5

(CUSIP Number of Class of Securities)

Manfred Hanuschek

Chief Executive Officer and President

CTI Group (Holdings) Inc.

333 North Alabama Street, Suite 240

Indianapolis, Indiana 46204

(317) 262-4666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Chad J. Rubin

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of CTI Group (Holdings) Inc., a Delaware Corporation (the “Company”), by Enghouse Systems Limited, an Ontario corporation (“Parent”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 18, 2015, by and among the Company, Parent and New Acquisitions Corporation, a wholly owned subsidiary of Parent (“Merger Sub”). These communications include, as described in more detail below:

•	an email to the Company’s employees from Manfred Hanuschek, the Company’s Chief Executive Officer and President; and

•	a form of email to the Company’s customers regarding the proposed acquisition of the Company.

The information set forth under Items 1.01, 8.01, and 9.01 (including all exhibits attached thereto and incorporated therein by reference) of the Company’s Current Report on Form 8-K dated and filed on October 19, 2015 is incorporated herein by reference.

Set forth below is an email sent from Manfred Hanuschek, to the Company’s employees on October 19, 2015.

Subject: Announcement of Enghouse Systems Limited’s Intention to Acquire CTI Group (Holding) Inc.

Good morning,

Enghouse Systems Limited and CTI Group Holdings, Inc. (“CTI”) jointly announced that they have entered into a definitive agreement pursuant to which Enghouse Systems will acquire CTI.

Enghouse Systems is a leading global provider of enterprise software solutions serving a variety of vertical markets. Its strategy is to build a larger and more diverse enterprise software company through strategic acquisitions and managed growth within its business sectors: Contact Center, Networks and Transportation/Public Safety. Enghouse Systems is based in Toronto, Canada and is listed on the Toronto Stock Exchange, under the stock symbol ESL. It has a market cap of $1.5 billion. Enghouse reported 2014 revenues of over $170 million and net income of $23 million. Their web site is www.enghouse.com.

Under the terms of the agreement, which has been approved unanimously by the board of directors of both companies, Enghouse will commence a tender offer for all outstanding shares of CTI for US$0.61 per share in cash, for a total equity value of approximately US$22.5 million.

Enghouse intends to commence a tender offer for all the shares of common stock of CTI within 15 business days. Under the agreement the tender offer will be followed by a merger to acquire any untendered shares. The tender offer is subject to the tender of a 67% of CTI’s shares and certain other customary closing conditions. It is expected that this deal will close before end of 2015.

Attached is our joint press release announcing the acquisition agreement.

I’m sure you may have many questions upon reading this update. Please join me for an employee conference call to discuss this matter on Monday at 9:00 ET (14:00 UK). Conference call in number is (USA 678-275-8598) (UK 02031070273). Conference code is 2454407542.

Regards,

Fred Hanuschek

CEO & President

CTI Group (Holdings) Inc.

Notice to Investors

The tender offer for all of the outstanding shares (the “Shares”) of the Company (the “Offer”) has not yet commenced. This report and the communications contained herein are neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy Shares will be made pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the U.S. Securities and Exchange Commission (the “SEC”).

At the time the Offer is commenced, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO (including an offer to purchase, letter of transmittal and related tender offer documents (collectively, the “Tender Offer Statement”)) with the SEC and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (the “Solicitation/Recommendation Statement”). Stockholders of the Company are strongly advised to read the Tender Offer Statement and the related Solicitation/Recommendation Statement because they will contain important information that stockholders should consider before making any decision regarding the Offer. The Tender Offer Statement and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them. These documents will be available at no charge on the SEC’s website at http://www.sec.gov. Investors and stockholders may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company at the “Investor Information” section of the Company’s website at http://www.ctigroup.com.

Forward-Looking Statements

This report contains “forward-looking” statements. Forward-looking statements discuss matters that are not historical facts. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of the Company or its management or the Company’s board of directors; (c) statements of future economic performance; (d) statements of assumptions underlying other statements and statements about the Company and its business relating to the future; and (e) any statements using such words as “anticipate”, “believe”, “estimate”, “could”, “should”, “would”, “seek”, “plan”, “expect”, “may”, “predict”, “project”, “intend”, “potential”, “continue”, or similar expressions. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of the transactions; uncertainties as to how many stockholders will tender Shares in the Offer; the possibility that various closing conditions for the transactions may not be satisfied or waived; and the effects of disruption from the transactions making it more difficult to maintain relationships with employees, customers, and other business partners; and other risks and the other factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC, as well as the Tender Offer Statement to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by the Company. Except as otherwise required by law, the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this report. All forward-looking statements in this report are qualified in their entirety by this cautionary statement. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Set forth below is a form of email sent to the Company’s customers on October 19, 2015.

Subject: Announcement of Enghouse Systems Limited’s Intention to acquire CTI Group (Holding) Inc.

Dear <Customer>,

You may have seen the attached press release announcing the intention of Enghouse Systems to acquire CTI Group (Holdings) Inc. On Sunday, October 18, 2015, CTI and Enghouse signed an Agreement and Plan of Merger, pursuant to which Enghouse has agreed to acquire all of the outstanding stock of CTI. The acquisition is expected to occur prior to January 31, 2016.

CTI is very excited about this potential acquisition and its’ future as part of the Enghouse.

As part of the new organization, CTI’s products and services will continue to remain completely available to you. We expect significant opportunities for our two companies to leverage the best of what we both have to offer and provide an even greater value to you, our customer.

Should you have any questions or concerns, please contact your Account Manager or me.

We look forward to continuing to provide you the best possible service and solutions.

Notice to Investors

The tender offer for all of the outstanding shares (the “Shares”) of the Company (the “Offer”) has not yet commenced. This report and the communications contained herein are neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy Shares will be made pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the U.S. Securities and Exchange Commission (the “SEC”).

At the time the Offer is commenced, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO (including an offer to purchase, letter of transmittal and related tender offer documents (collectively, the “Tender Offer Statement”)) with the SEC and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (the “Solicitation/Recommendation Statement”). Stockholders of the Company are strongly advised to read the Tender Offer Statement and the related Solicitation/Recommendation Statement because they will contain important information that stockholders should consider before making any decision regarding the Offer. The Tender Offer Statement and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them. These documents will be available at no charge on the SEC’s website at http://www.sec.gov. Investors and stockholders may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company at the “Investor Information” section of the Company’s website at http://www.ctigroup.com.

Forward-Looking Statements

This report contains “forward-looking” statements. Forward-looking statements discuss matters that are not historical facts. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of the Company or its management or the Company’s board of directors; (c) statements of future economic performance; (d) statements of assumptions underlying other statements and statements about the Company and its business relating to the future; and (e) any statements using such words as “anticipate”, “believe”, “estimate”, “could”, “should”, “would”, “seek”, “plan”, “expect”, “may”, “predict”, “project”, “intend”, “potential”, “continue”, or similar expressions. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of the transactions; uncertainties as to how many stockholders will tender Shares in the Offer; the possibility that various closing conditions for the transactions may not be satisfied or waived; and the effects of disruption from the transactions making it more difficult to maintain relationships with employees, customers, and other business partners; and other risks and the other factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC, as well as the Tender Offer Statement to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by the Company. Except as otherwise required by law, the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this report. All forward-looking statements in this report are qualified in their entirety by this cautionary statement. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.